UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

SEC FILE NUMBER   000-01684

CUSIP NUMBER  607494101

(Check One):	☒ Form 10-K	☐ Form 20-F	☐ Form 10-Q	☐ Form 10-D	☐ Form N-SAR

For the period ended:       December 31, 2013

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the transition period ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I – REGISTRANT INFORMATION

MOCON, Inc.

Full Name of Registrant

Former Name if Applicable

7500 Mendelssohn Avenue North

Address of Principal Executive Offices (Street and Number)

Minneapolis, MN 55428

City, State and Zip Code

PART II – RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

☒	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K , Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III – NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

MOCON, Inc. was unable to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 within the 75 day prescribed period without unreasonable effort or expense. The delay is due to the implementation and transitional issues associated with a new ERP system that was installed in April 2013, along with delays in the completion of the Company's assessment of its internal controls over financial reporting. MOCON plans to file its Annual Report on Form 10-K for the fiscal year ended December 31, 2013 on or before the 15th calendar day following the prescribed due date.

PART IV – OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification:

Darrell B. Lee	763	493 - 7217
(Name)	(Area Code)	(Telephone Number)

(2)

Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Registrant Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

Yes ☒ No ☐

(3)

Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

Yes ☒ No ☐

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

As previously disclosed in the Company’s press release issued on March 12, 2014, as incorporated into the Company’s current report on Form 8-K filed with the Commission on March 13, 2014, the Company announced financial results for the fourth quarter and fiscal year ended December 31, 2013. These results for the full year were as follows: Total revenues and net income for the twelve months ended December 31, 2013 were $57.1 million and $3.5 million, respectively, compared with $49.9 million and $2.0 million for the same period of 2012. The 2012 results included only nine months of results from Dansensor A/S, which was acquired in April 2012, whereas 2013 included full year results from Dansensor A/S.

                               MOCON, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: March 17, 2014	By:	/s/ Darrell B. Lee
Darrell B. Lee, VP, CFO Treasurer and Secretary